EXHIBIT 10.3

SECURED SENIOR PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY TO THE EXTENT THAT SUCH ACT APPLIES TO A TRANSFER OR DISPOSAL, NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

GFN ASIA PACIFIC HOLDINGS PTY LTD.

GFN ASIA PACIFIC FINANCE PTY LTD.

11.9% SECURED SENIOR PROMISSORY NOTE

US$54,000,000   Los Angeles, California
                                                              September 25, 2017

FOR VALUE RECEIVED, GFN ASIA PACIFIC HOLDINGS PTY LTD. (ACN 620127791), an Australian corporation ("*Holdings*"), and GFN ASIA PACIFIC FINANCE PTY LTD. (ACN 620128001), an Australian corporation ("*Finance*"), hereby jointly and severally promise to pay to the order of BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership ("*Bison Capital*"), or its registered assigns (along with Bison Capital, each a "*Holder*"), on the Maturity Date (as hereinafter defined), the principal sum of **US$54,000,000**, or in the case of a prepayment, such portion thereof being prepaid, with interest thereon from time to time and any prepayment premium as provided herein. Holdings and Finance are collectively referred to as the *"Makers"* and each individually as a *"Maker"*. Holdings is from time to time referred to as the *"Designated Maker"*.

This Note is the Senior Note referred to in the Amended and Restated Securities Purchase Agreement (the "*Purchase Agreement*") dated as of September 19, 2017, by and among Bison Capital and General Finance Corporation, a Delaware corporation ("*GFN*"), GFN U.S. Australasia Holdings, Inc., a Delaware corporation ("*GFN US*"), Makers and the other parties from time to time party thereto and is subject to the provisions of the Purchase Agreement, and is subject to acceleration and to optional and mandatory prepayment in whole or in part as provided herein. The Holder is entitled to the benefits of this Note and the Purchase Agreement, as it relates to this Note, and may enforce the agreements of the Makers contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto. Capitalized terms used herein without definition are used herein with the meanings ascribed to such terms in the Purchase Agreement. This Note is secured and guaranteed as provided in the Related Agreements.

    1.   Interest.

        (a)   Subject to Section 1(b) hereof, the Makers promise to pay interest on the principal amount of this Note from time to time outstanding (the "*Principal Amount*") at the per annum rate of 11.9% (the "*Scheduled Interest Rate*"); provided, that the Scheduled Interest Rate shall increase to and therefore be deemed to be the per annum rate of 14.4% upon and during the continuance of a 100% Acquisition State Failure. All accrued interest payable pursuant to this Section 1(a) shall be due and payable in arrears on the first date of each quarter or, if any such date shall not be a Business Day, on the next succeeding Business Day to occur after such date (the "*Interest Payment Date*"), beginning on January 2, 2018, and shall be paid in immediately available funds to an account designated by the Holder. All interest payable pursuant to this Section 1(a) shall be calculated and accrue and be paid in Australian Dollars. To the extent Makers pay any installment of interest under this Note in Australian Dollars, Makers shall pay concurrently therewith an amount sufficient to pay all withholding, currency conversion and other similar costs, fees and expenses such that Holder may convert the full amount of the installment of interest to United States Dollars.

(b)   If at any time (i) Makers fail to make any payment of principal as and when due (whether at stated maturity, upon acceleration or required prepayment or otherwise), (ii) Makers fail to make any payment of interest, premium, if any, fees, costs, expenses, taxes or other amounts due hereunder within one Business Day after the date when due, or (iii) any other Event of Default has occurred and is continuing, then, in addition to the rights and remedies available to the Holder under the Purchase Agreement, this Note, the other Related Agreements and Applicable Laws, (x) Makers shall pay interest in cash on the unpaid principal balance of, premium, if any, and accrued and unpaid interest on this Note at a rate per annum (the "*Default Rate*") equal to the sum of the Scheduled Interest Rate plus 2.0% from the date specified in Section 12.1 of the Purchase Agreement until such time as such Event of Default is cured or waived and, additionally, (y) the Holder may demand immediate repayment of the Principal Amount and any accrued but unpaid interest.

(c)   All interest payable at the Scheduled Interest Rate shall be due and payable in arrears on each Interest Payment Date, and, until the first Interest Payment Date following the second anniversary of the Closing Date, may be paid in kind by automatically increasing the principal amount outstanding under this Note by an amount equal to the interest payable in kind on each Interest Payment Date; provided, however, that if an Event of Default has occurred, the Holder may elect to have the interest accruing at the Scheduled Interest Rate to be paid in immediately available funds to an account designated by the Holder.

(d)   Interest payable under this Note shall accrue from and including the date of issuance through and until repayment of the principal and payment of all accrued interest and premium, if any, in full. All interest payable under this Note shall accrue on a quarterly basis and be computed on the basis of a 360-day year of twelve 30-day months.

2.   Maturity Date. The outstanding principal balance of this Note, together with all premiums, if any, accrued and unpaid interest on, and all other amounts owing under this Note, shall be due and payable on September 25, 2022 (the "*Maturity Date*").

3.   Optional Prepayments.

(a)   Makers may not prepay the unpaid principal balance of this Note prior to the first anniversary of the Closing Date. Thereafter, subject to Section 3(b), this Note may be voluntarily prepaid, at the sole option of Makers, in whole or in part, as follows: (i) at 102.0% of the Principal Amount being prepaid at any time on or after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date; (ii) at 101.0% of the Principal Amount being prepaid at any time on or after the second anniversary of the Closing Date and prior to the third anniversary of the Closing Date; and (iii) at 100.0% of the Principal Amount being prepaid at any time on or after the third anniversary of the Closing Date. The optional prepayment amount as provided in each of Sections 3(a)(i)-(iii) shall be referred to as an *"Optional Prepayment Amount."* Any prepayment of this Note under this Section 3 shall also include all accrued and unpaid interest on the outstanding principal balance of this Note through and including the date of prepayment.

(b)   Makers shall give the Holder written notice of each voluntary prepayment not less than 15 nor more than 30 days prior to the date of prepayment. Such notice shall specify the Principal Amount of this Note to be prepaid on such date. Notice of prepayment having been given as aforesaid, a payment in an amount equal to the Optional Prepayment Amount with respect to the Principal Amount of this Note specified in such prepayment notice shall become due and payable on such prepayment date, together with all accrued and unpaid interest on the outstanding principal balance of this Note through and including the date of prepayment. All prepayments of principal shall be in minimum increments of US$250,000 or the entire unpaid Principal Amount, if less than US$250,000.

4.   [intentionally omitted]

5.   Change in Control Prepayment. The Holder may require the Makers to prepay the outstanding principal balance of this Note, in whole or in part, and shall be entitled to all premiums that Holder would otherwise be entitled to under this Note (including any Optional Prepayment Amount) as a result of an acceleration of the amounts owing under this Note, as requested by the Holder, at any time during the 90-day period following the consummation of any transaction which constitutes a Change in Control (as such term is defined below), at the prepayment amount set forth below. For the purposes of this Note, a "Change in Control" shall mean:

(a)   any transaction or other event (including, without limitation, any merger, consolidation, sale or other transfer of stock or voting rights with respect thereto, issuance of stock, death or other transaction or event) by virtue of which GFN fails to own, directly, all of the outstanding Capital Stock of GFN (US) and indirectly, all of the outstanding Capital Stock of each Subsidiary of GFN (US); *provided, however,* that the sale, transfer or other disposition by any Subsidiary of Royal Wolf Holdings (the *"Dissolving Entity"*) of substantially all of its assets to another Subsidiary of Royal Wolf Holdings followed by the dissolution of the Dissolving Entity shall not constitute a Change of Control;

(b)   the Capital Stock of GFN (US), Holdings, Finance or Royal Wolf Holdings becomes subject to a Lien (other than a Lien in favor of Holder);

(c)   any sale, lease, transfer, assignment or other disposition of all or substantially all of the assets of GFN (US) and its Subsidiaries; *provided, however,* that the sale, transfer or other disposition by the ***Dissolving Entity*** of substantially all of its assets to another Subsidiary of Royal Wolf Holdings shall not constitute a Change of Control;

(d) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of more than 50% of the equity securities of GFN entitled to vote for members of the board of directors or equivalent governing body of GFN on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(e) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of GFN ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or

(f) the passage of thirty days from the date upon which any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of GFN, or control over the equity securities of GFN entitled to vote for members of the board of directors or equivalent governing body of GFN on a fully-diluted basis (and taking into account all such securities that such Person or group has the right to acquire pursuant to any option right) representing more than 50% of the combined voting power of such securities.

The prepayment amount under this Section 5 shall be equal to the Optional Prepayment Amount with respect to the Principal Amount being prepaid, plus accrued and unpaid interest thereon through and including the date of prepayment. Makers shall notify the Holder of the date on which a Change in Control has occurred within three Business Days after such date and shall, in such notification, inform the Holder of the Holder's right to require Makers to prepay this Note as provided in this Section 5 and of the date on which such right shall terminate. If the Holder elects to require Makers to prepay this Note pursuant to this Section 5, it shall furnish written notice to Makers advising Maker of such election and the amount of principal of this Note to be prepaid. Maker shall prepay this Note in accordance with this Section 5 and such written notice within 3 Business Days after its receipt of such written notice.

6.   Closing Fee. Upon the Closing, the Maker shall pay to Bison Capital the sum of USD$800,000 (the *"Closing Fee"*) as provided in the Purchase Agreement. Payment of the Closing Fee shall not reduce any amounts owed as principal or interest hereunder.

7.   Security. The obligations of the Makers to the Holder under this Note, the Purchase Agreement and the other Related Agreements shall be secured by a perfected first priority Lien granted to the Holder pursuant to each Pledge Agreement and the other Collateral Documents.

8.   Manner of Payment. Payments of principal and other amounts due under this Note (except for interest) shall be made no later than 2:00 p.m. (Eastern Time) on the date when due and in United States Dollars (by wire transfer in funds immediately available at the place of payment) to such account as the Holder may designate in writing to either Maker. Payments of interest in Australian Dollars under this Note shall be made no later than 2:00 p.m. (Eastern Time) on the date when due (by wire transfer in funds immediately available at the place of payment) to such account as the Holder may designate in writing to either Maker. Any payments due hereunder which are due on a day which is not a Business Day shall be payable on the first succeeding Business Day and such extension of time shall be included in the computation.

9.   Maximum Lawful Rate of Interest. The rate of interest payable under this Note shall in no event exceed the maximum rate permissible under applicable law. If the rate of interest payable on this Note is ever reduced as a result of this Section 9 and at any time thereafter the maximum rate permitted under applicable law exceeds the rate of interest provided for in this Note, then the rate provided for in this Note shall be increased to the maximum rate provided for under applicable law for such period as is required so that the total amount of interest received by the Holder is that which would have been received by the Holder but for the operation of the first sentence of this Section 9.

10.   Makers' Waivers. Except as otherwise provided herein, each Maker hereby waives presentment for payment, demand, protest, notice of protest and notice of dishonor hereof, and all other notices of any kind to which it may be entitled under applicable law or otherwise.

11.   Transfer.

(a)   The term *"Holder"* as used herein shall also include any transferee of this Note whose name has been recorded by Designated Maker in the Register (as hereinafter defined). Each transferee of this Note acknowledges that this Note has not been registered under the Securities Act, and may be transferred only pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act.

(b)   Designated Maker shall maintain at its principal executive office a register for the registration of transfers of this Note (the *"Register"*). The name and address of the Holder, each transfer thereof and the name and address of each transferee shall be registered in the Register. Prior to due presentment for registration of transfer, absent demonstrable error, the Person in whose name the Note is registered shall be deemed and treated as the owner and holder thereof for all purposes hereof. Any transfer of this Note shall be effective only upon appropriate entries with respect thereto being made in the Register.

12.   Persons Deemed Owners; Participations.

(a)   Prior to due presentment for registration of any assignment, Makers may treat the Person in whose name any Note is registered pursuant to the Register as the owner and Holder of such Note for all purposes whatsoever, and Makers shall not be affected by notice to the contrary. Subject to the preceding sentence, the Holder may grant to any other Person participations from time to time in all or any part of this Note on such terms and conditions as may be determined by the Holder in its sole and absolute discretion, subject to applicable federal and state securities laws; provided, however, that unless the Holder has assigned or transferred all or any portion of this Note in accordance with Section 13 hereof by surrendering this Note at Designated Maker's principal executive office for registration of any such assignment or transfer, Makers shall continue to treat the Person in whose name the Note is registered as the owner of purposes, including payments. Except as set forth in clause (b) below, notwithstanding anything to the contrary contained herein or otherwise, nothing in the Purchase Agreement, this Note or any other Related Agreement or otherwise shall confer upon the participant any rights in the Purchase Agreement or any Related Agreement, and the Holder shall retain all rights with respect to the administration, waiver, amendment, collection and enforcement of, compliance with and consent to the terms and provisions of the Purchase Agreement, this Note or any other Related Agreement.

(b)   Notwithstanding anything to contrary contained in this Note or the Purchase Agreement, in the event the Holder has granted a participation in this Note, the Holder may give or withhold its consent or agreement to any amendments to or modifications of the Purchase Agreement, this Note or any other Related Agreement, waive any of the provisions hereof or thereof or exercise or refrain from exercising any other rights or remedies which the Holder may have under the Purchase Agreement, this Note or any other Related Agreement or otherwise, in each case as directed by the participant of this Note with respect to any matter that requires the consent of each Holder affected thereby pursuant to Section 15.4 of the Purchase Agreement.

13.   Assignment and Transfer. Subject to compliance with Applicable Law and except as otherwise provided in the Purchase Agreement, the Holder may, at any time and from time to time and without the consent of Makers, assign or transfer to one or more Persons all or any portion of this Note or any portion thereof (but not less than US$500,000 in Principal Amount in any single assignment (unless such lesser amount represents the entire outstanding principal balance hereof)) or any rights hereunder. Upon surrender of this Note at Designated Maker's principal executive office for registration of any such assignment or transfer, accompanied by a duly executed instrument of transfer, Makers shall, at their expense and within 3 Business Days of such surrender, execute and deliver one or more new notes of like tenor in the requested principal denominations and in the name of the assignee or assignees and bearing the legend set forth on the face of this Note, and this Note shall promptly be canceled. If the entire outstanding principal balance of this Note is not being assigned, Makers shall issue to the Holder hereof, within 3 Business Days of the date of surrender hereof, a new note which

evidences the portion of such outstanding principal balance not being assigned. If this Note is divided into one or more notes and is held at any time by more than one Holder, any payments of principal of, premium, if any, and interest or other amounts on this Note which are not sufficient to pay all principal, premium, interest or other amounts due thereunder, shall be made pro rata with respect to all such notes in accordance with the outstanding Principal Amounts thereof, respectively. At any time that the original Note issued on the Closing Date is divided into two or more smaller Notes, all consents, approvals, waivers, demands and decisions that the Holder is entitled to make under this Note shall be made in accordance with Section 15.4 of the Purchase Agreement.

14.   Loss, Theft, Destruction or Mutilation. Upon receipt of evidence reasonably satisfactory to the Designated Maker of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity agreement or other indemnity reasonably satisfactory to the Designated Maker or, in the case of any such mutilation, upon surrender and cancellation of such mutilated Note, the Makers shall make and deliver within 3 Business Days a new note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

15.   Costs of Collection. The Makers agrees to pay all costs and expenses, including the reasonable fees and expenses of any attorneys, accountants and other experts retained by the Holder, which are expended or incurred by the Holder following an Event of Default in connection with (a) the enforcement of this Note or the collection of any sums due hereunder, whether or not suit is commenced; (b) any actions for declaratory relief in any way related to this Note; (c) the protection or preservation of any rights of the Holder under this Note; (d) any actions taken by the Holder in negotiating any amendment, waiver, consent or release of or under this Note; (e) any actions taken in reviewing any Maker's or any of their respective Subsidiaries' financial affairs if an Event of Default has occurred, including, without limitation, the following actions: (i) inspect the facilities of any Maker and any of their respective Subsidiaries or conduct appraisals of the financial condition of any Maker and any of their respective Subsidiaries; (ii) have an accounting firm chosen by the Holder review the books and records of any Maker and any of their respective Subsidiaries and perform a thorough and complete examination thereof; (iii) interview the Makers' and each of their respective Subsidiaries' employees, accountants, customers and any other individuals related to the Makers or their respective Subsidiaries which the Holder believes may have relevant information concerning the financial condition of the Makers and any of their respective Subsidiaries; and (iv) undertake any other action which the Holder believes is necessary to assess accurately the financial condition and prospects of the Makers and any of their respective Subsidiaries; (f) the Holder's participation in any refinancing, restructuring, bankruptcy or insolvency proceeding involving any Maker, any of their respective Subsidiaries or any other Affiliate of any Maker; (g) any effort by the Holder to protect, assemble, complete, collect, sell, liquidate or otherwise dispose of any collateral, including in connection with any case under Bankruptcy Law; or (h) any refinancing or restructuring of this Note at the request or instigation of any Maker, including, without limitation, any restructuring in the nature of a "work out" or in any insolvency or bankruptcy proceeding of any Maker.

16.   Extension of Time. The Holder, at its option, may extend the time for payment of this Note, postpone the enforcement hereof, or grant any other indulgences without

affecting or diminishing the Holder's right to recourse against the Makers, which right is expressly reserved.

17. Notations. Before disposing of this Note or any portion thereof, the Holder may make a notation thereon (or on a schedule attached thereto) of the amount of all principal payments previously made by Makers with respect thereto.

18. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA. TO THE EXTENT NECESSARY, THE PROVISIONS OF ALL OTHER DOCUMENTS REFERRED TO HEREIN (INCLUDING WITHOUT LIMITATION THE PROVISIONS OF THE PURCHASE AGREEMENT AND SPECIFICALLY THE REPRESENTATIONS, WARRANTIES, COVENANTS AND EVENTS OF DEFAULT PROVIDED IN FAVOR OF OR FOR THE BENEFIT OF THE HOLDER) SHALL BE DEEMED TO BE INCLUDED HEREIN AS IF SET OUT IN FULL HEREIN AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA EVEN IF EXPRESSED IN THE OTHER DOCUMENTS TO BE GOVERNED BY THE LAWS OF ANOTHER JURISDICTION. THE ENFORCEMENT BY THE HOLDER OF THE PURCHASE AGREEMENT OR ANY OTHER DOCUMENT UNDER THE LAWS OF ANOTHER JURISDICTION DOES NOT RESTRAIN OR IN ANY WAY IMPACT UPON THE ABILITY OF THE HOLDER TO ENFORCE THIS NOTE OR ANY GUARANTEE, LIEN OR SECURITY INTEREST HELD BY THE HOLDER IN RESPECT OF THE INDEBTEDNESS CREATED BY THIS NOTE OR OTHERWISE UNDER THE LAWS OF THE STATE OF CALIFORNIA.

19. Consent to Jurisdiction and Venue; Waiver of Jury Trial.

(a) Each Maker hereby consents and agrees that all actions, suits or other proceedings arising under or in connection with this Note or any other Related Agreement shall be tried and litigated in state or federal courts located in the County of Los Angeles, State of California, which courts shall have exclusive jurisdiction to hear and determine any and all claims, controversies and disputes arising out of or related to this Note or any other Related Agreement. Notwithstanding the foregoing, nothing contained in this Section 19 shall preclude the Holder from bringing any action, suit or other proceeding in the courts of any other location where the assets of any member of the Company Group or the Collateral may be found or located or to enforce any judgment or other court order in favor of the Holder.

(b) Each Maker hereby (i) irrevocably submits to the jurisdiction of any such court and consents in advance to such jurisdiction in any action, suit or other proceeding commenced in any such court, (ii) waives any right it may have to assert the doctrine of *forum non conveniens* or any objection that such Maker may have based upon lack of personal jurisdiction or improper venue and (iii) consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Maker hereby waives personal service of the summons, complaint or other process issued in any such action, suit or other proceeding and agrees that service of such summons, complaint and other process may be made by registered or certified mail addressed to such party at the address set forth in Section 15.6 of the Purchase

Agreement and that service so made shall be deemed completed upon the earlier of such Maker's actual receipt thereof or 5 days after deposit in the United States mail, proper postage prepaid.

(c)   To the extent permitted under Applicable Laws of any such jurisdiction, each Maker hereby waives, in respect of any such action, suit or other proceeding, the jurisdiction of any other court or courts that now or hereafter, by reason of such Maker's present or future domicile, or otherwise, may be available to it.

(d)   EACH MAKER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR ANY RELATED AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

20.   Arbitration; Incorporation by Reference. Section 15.13 of the Purchase Agreement is incorporated into this Note by this reference as if such Section was fully set forth herein, and shall apply to this Note and the transactions contemplated hereby.

21.   Additional Tax Matters; Incorporation by Reference. Section 9.14(b) of the Purchase Agreement is incorporated into this Note by this reference as if such Section was fully set forth herein, and shall apply to this Note and the transactions contemplated hereby.

22.   Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable substantially impair the benefits of the remaining provisions hereof.

23.   Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Secured Senior Subordinated Promissory Note is executed as of the date first above written.

GFN ASIA PACIFIC HOLDINGS PTY LTD.,
an Australian corporation



By: _____
Name: Charles E. Barrantes
Title: Director

GFN ASIA PACIFIC FINANCE PTY LTD.,
an Australian corporation

By: _____
Name: Christopher A. Wilson
Title: Director